Exhibit 99.1

DHX Media Responds to Announcement of Unsolicited Merger Proposal

HALIFAX, June 4, 2019 /CNW/ - DHX Media (or the "Company") (TSX: DHX, NASDAQ: DHXM) confirms that it is aware of the announcement by Sakthi Global Holdings that it has made an unsolicited merger proposal to DHX Media.

DHX Media has received communication of this proposal from Sakthi Global Holdings.  At this time, Sakthi Global Holdings has not responded to questions from DHX Media and DHX Media has not been able to verify the ability of Sakthi Global Holdings to carry out a transaction.  DHX Media's board of directors (the "Board") will consider and evaluate any formal offer that is received in due course. There can be no certainty that a transaction will take place with Sakthi Global Holdings or any other party.

DHX Media will update the market as warranted.

About DHX Media
DHX Media Ltd. (TSX: DHX, NASDAQ: DHXM) is a global children's content and brands company, recognized for such high-profile properties as Peanuts, Teletubbies, Strawberry Shortcake, Caillou, Inspector Gadget, and the acclaimed Degrassi franchise. One of the world's foremost producers of children's shows, DHX Media owns the world's largest independent library of children's content, at 13,000 half-hours. It licenses its content to broadcasters and streaming services worldwide and generates royalties through its global consumer products program. Through its subsidiary, WildBrain, DHX Media operates one of the largest networks of children's channels on YouTube. Headquartered in Canada, DHX Media has offices worldwide. Visit us at www.dhxmedia.com.

Disclaimer
This press release contains "forward-looking statements" under applicable securities laws with respect to DHX Media including, without limitation, statements regarding the announced merger proposal by Sakthi Global Holdings. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include receipt of additional information regarding the merger proposal and Sakthi Global Holdings other factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under "Risk Factors" in the Company's most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company's annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

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SOURCE DHX Media Ltd.

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%CIK: 0001490186

For further information: Investor Relations: Nancy Chan-Palmateer - Director, Investor Relations, DHX Media Ltd., nancy.chanpalmateer@dhxmedia.com, +1 416-977-7358; Media: Shaun Smith - Director, Corporate & Trade Communications, DHX Media Ltd., shaun.smith@dhxmedia.com, +1 416-977-7230

CO: DHX Media Ltd.

CNW 10:36e 04-JUN-19